FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2013

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Year ended March 2013

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-169682) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 26, 2013	By:	/s/ EIJI MIURA
Eiji Miura
Senior Managing Director

Financial Summary For the Year Ended March 31, 2013 (U.S. GAAP)

Date:	April 26, 2013
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Singapore
Representative:	Koji Nagai
Group CEO, Nomura Holdings, Inc.
For inquiries:	Masahide Hoshino
Managing Director, Investor Relations Department, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL http://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)

	For the year ended March 31
	2012		2013
	(Millions of yen, except per share data)
		% Change from March 31, 2011		% Change from March 31, 2012
Total revenue	1,851,760	33.7%	2,079,943	12.3%
Net revenue	1,535,859	35.8%	1,813,631	18.1%
Income before income taxes	84,957	(8.9%)	237,730	179.8%
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	11,583	(59.6%)	107,234	825.8%
Comprehensive income	10,439	1.3%	198,320	—%
Basic-Net income attributable to NHI shareholders per share (Yen)	3.18		29.04
Diluted-Net income attributable to NHI shareholders per share (Yen)	3.14		28.37
Return on shareholders’ equity	0.6%		4.9%
Income before income taxes to total assets	0.2%		0.6%
Income before income taxes divided by total revenue	4.6%		11.4%
Equity in earnings of affiliates	5,716		18,597

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	At March 31
	2012	2013
	(Millions of yen, except per share data)
Total assets	35,697,312	37,942,439
Total equity	2,389,137	2,318,983
Total NHI shareholders’ equity	2,107,241	2,294,371
Total NHI shareholders’ equity as a percentage of total assets	5.9%	6.0%
Total NHI shareholders’ equity per share (Yen)	575.20	618.27

(3) Cash flows

	For the year ended March 31
	2012	2013
	(Millions of yen)
Net cash provided by operating activities	290,863	549,501
Net cash provided by (used in) investing activities	9,942	(160,486)
Net cash used in financing activities	(844,311)	(701,623)
Cash and cash equivalents at end of the year	1,070,520	805,087

2. Cash dividends

	For the year ended March 31
	2012	2013
	(Yen amounts, except total annual dividends)
Dividends per share
Dividends record dates
At June 30	—	—
At September 30	4.00	2.00
At December 31	—	—
At March 31	2.00	6.00
For the year	6.00	8.00
Total annual dividends (Millions of yen)	21,992	29,681
Consolidated payout ratio	188.7%	27.5%
Consolidated dividends as a percentage of shareholders’ equity per share	1.0%	1.3%

3. Earnings forecasts for the year ending March 31, 2014

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions.

Nomura, therefore, does not present earnings and dividends forecasts.

Notes

(1) Changes in significant subsidiaries during the period: Yes

      (Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

      Number of consolidation      Exclusion    1    (Nomura Real Estate Holdings, Inc.)

      Note: Please refer to page 15 “(7) Significant Items for Presenting the Consolidated Financial Statements” for details.

(2) Changes in accounting policies

a)	Changes in accounting policies due to amendments to the accounting standards: None
b)	Changes in accounting policies due to other than a): None

(3) Number of shares issued (common stock)

	At March 31
	2012	2013
Number of shares outstanding (including treasury stock)	3,822,562,601	3,822,562,601
Number of treasury stock	159,078,706	111,602,349

	For the year ended March 31
	2012	2013
Average number of shares outstanding	3,643,481,439	3,692,795,953

Parent Company Only Operating Results (Japanese GAAP)

(1) Operating Results

	For the year ended March 31
	2012		2013
	(Millions of yen, except per share data)
		% Change from March 31, 2011		% Change from March 31, 2012
Operating revenue	270,521	23.0%	278,523	3.0%
Operating income	54,362	454.1%	76,215	40.2%
Ordinary income	52,526	349.3%	67,577	28.7%
Net income	32,879	—	42,210	28.4%

Net profit per share (Yen)	9.02		11.42
Fully diluted net profit per share (Yen)	8.93		11.16

(2) Financial Position

	At March 31
	2012	2013
	(Millions of yen, except per share data)
Total assets	5,438,184	5,775,850
Total net assets	1,841,400	1,875,723
Total net assets as a percentage of total assets	32.9%	31.7%
Total net assets per share (Yen)	488.38	492.88

Shareholders’ equity	1,790,807	1,830,633

*Audit procedure

The audit of the consolidated financial statements for this fiscal year has not been completed by the external auditors at the point of disclosing this financial summary. As a result of such audit, certain of the information set forth herein could be subject to revision, possibly material, in Nomura’s Form 20-F for the year ended March 31, 2013.

Table of Contents for the Accompanying Materials

1. Consolidated Operating Results	P.2

(1) Analysis of Consolidated Operating Results	P.2
(2) Analysis of Consolidated Financial Position	P.5

2. Corporate Goals and Principles	P.5

(1) Fundamental Management Policy	P.5
(2) Structure of Business Operations	P.5
(3) Management Challenges and Strategies	P.6

3. Consolidated Financial Statements	P.8

(1) Consolidated Balance Sheets	P.9
(2) Consolidated Statements of Income	P.11
(3) Consolidated Statements of Comprehensive Income	P.12
(4) Consolidated Statements of Changes in Equity	P.13
(5) Consolidated Statements of Cash Flows	P.14
(6) Note with respect to the Assumption as a Going Concern	P.15
(7) Significant Items for Presenting the Consolidated Financial Statements	P.15
(8) Notes to the Consolidated Financial Statements	P.16
(9) Other Financial Information	P.18

4. Unconsolidated Financial Statements [Japanese GAAP]	P.20

(1) Unconsolidated Balance Sheets	P.20
(2) Unconsolidated Statements of Income	P.20
(3) Note with respect to the Assumption as a Going Concern	P.20

5. Other Information	P.20

1.	Consolidated Operating Results

(1)	Analysis of Consolidated Operating Results

Operating Results

U.S. GAAP

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2012 (A)	March 31, 2013 (B)
Net revenue	1,535.9	1,813.6	18.1
Non-interest expenses	1,450.9	1,575.9	8.6

Income (loss) before income taxes	85.0	237.7	179.8
Income tax expense	58.9	132.0	124.2

Net income (loss)	26.1	105.7	305.7

Less: Net income (loss) attributable to noncontrolling interests	14.5	(1.5)	—

Net income (loss) attributable to NHI shareholders	11.6	107.2	825.8

Return on shareholders’ equity *	0.6%	4.9%	—

*	Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 1,813.6 billion yen for the fiscal year ended March 31, 2013, an increase of 18.1% from the previous year. Non-interest expenses increased by 8.6% from the previous year to 1,575.9 billion yen. Income before income taxes was 237.7 billion yen and Net income attributable to NHI shareholders was 107.2 billion yen for the fiscal year ended March 31, 2013.

Segment Information

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2012 (A)	March 31, 2013 (B)
Net revenue	1,532.1	1,775.9	15.9
Non-interest expenses	1,450.9	1,575.9	8.6

Income (loss) before income taxes	81.2	200.0	146.5

In business segment totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the fiscal year ended March 31, 2013 was 1,775.9 billion yen, an increase of 15.9% from the previous year. Non-interest expenses increased by 8.6% from the previous year to 1,575.9 billion yen. Income before income taxes was 200.0 billion yen for the fiscal year ended March 31, 2013. Please refer to page 16 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

Operating Results of Retail

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2012 (A)	March 31, 2013 (B)
Net revenue	350.3	397.9	13.6
Non-interest expenses	287.1	297.3	3.5

Income (loss) before income taxes	63.1	100.6	59.4

Net revenue increased by 13.6% from the previous year to 397.9 billion yen, primarily due to increasing commissions from distribution of investment trusts and brokerage. Non-interest expense increased by 3.5% to 297.3 billion yen. As a result, income before income taxes increased by 59.4% to 100.6 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2012 (A)	March 31, 2013 (B)
Net revenue	65.8	68.9	4.8
Non-interest expenses	45.3	47.8	5.5

Income (loss) before income taxes	20.5	21.2	3.2

Net revenue increased by 4.8% from the previous year to 68.9 billion yen. Non-interest expense increased by 5.5% to 47.8 billion yen. As a result, income before income taxes increased by 3.2% to 21.2 billion yen. Assets under management were 27.9 trillion yen as of March 31, 2013.

Operating Results of Wholesale

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2012 (A)	March 31, 2013 (B)
Net revenue	555.0	644.9	16.2
Non-interest expenses	592.7	573.2	(3.3)

Income (loss) before income taxes	(37.7)	71.7	—

Note:	Certain prior period amounts have been reclassified, in accordance with the realignment in April 2012.

Net revenue increased by 16.2% from the previous year to 644.9 billion yen, primarily due to increase in brokerage commissions, net gain on trading and fees from investment banking services. Non-interest expense decreased by 3.3% to 573.2 billion yen. As a result, income before income taxes was 71.7 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2012 (A)	March 31, 2013 (B)
Net revenue	560.9	664.2	18.4
Non-interest expenses	525.8	657.6	25.1

Income (loss) before income taxes	35.2	6.6	(81.3)

Note:	Certain prior period amounts have been reclassified, in accordance with the realignment in April 2012.

Net revenue was 664.2 billion yen and income before income taxes was 6.6 billion yen.

(2)	Analysis of Consolidated Financial Position

Total assets as of March 31, 2013, were 37.9 trillion yen, an increase of 2.2 trillion yen compared to March 31, 2012, mainly due to the increase in Trading assets. Total liabilities as of March 31, 2013 were 35.6 trillion yen, an increase of 2.3 trillion yen compared to March 31, 2012, mainly due to the increase in Securities sold under agreement to repurchase. Total equity as of March 31, 2013 was 2.3 trillion yen, a decrease of 70.2 billion yen compared to March 31, 2012.

Cash and cash equivalents as of March 31, 2013, decreased by 265.4 billion yen compared to March 31, 2012. Cash flows from operating activities for the year ended March 31, 2013 were inflows of 549.5 billion yen due mainly to the increase in Securities sold under agreements to repurchase. Cash flows from investing activities for the year ended March 31, 2013 were outflows of 160.5 billion yen due mainly to Payments for purchases of office buildings, land, equipment and facilities. Cash flows from financing activities for the year ended March 31, 2013 were outflows of 701.6 billion yen due primarily to a decrease in Borrowings.

2.	Corporate Goals and Principles

(1)	Fundamental Management Policy

Nomura Group’s management vision is to enhance its corporate value by deepening society’s trust in the firm and increasing satisfaction of stakeholders, including that of shareholders and clients.

As “Asia’s global investment bank”, Nomura will provide high value-added solutions to clients globally, and recognizing its wider social responsibility, Nomura will continue to contribute to the economic growth and development of society.

To enhance its corporate value, Nomura places significance on earnings per share (“EPS”) and will seek to maintain sustained improvement of the management target.

(2)	Structure of Business Operations

Nomura Group’s business execution is to focus on business divisions, which are linked globally, rather than individual legal entities, under unified strategy. Nomura Group’s operations are comprised of Retail, Asset Management, and Wholesale. Nomura Group shall delegate its powers to each of these business divisions to an appropriate extent and establish its business execution structure by enhancing the professional skills of each of these business divisions, while strengthening linkages among these business divisions and fully demonstrating Nomura Group’s comprehensive capabilities.

(3)	Management Challenges and Strategies

From April 2013, prior to the U.S. and EU countries, Basel III (the new financial regulations on capital requirement standards for financial institutions) was adopted in Japan and is therefore applicable to Nomura. Further, regulatory reforms with regard to transactions, such as derivatives, have been implemented in a number of countries and are nearing the implementation stage.

In addition, a substantial reform, referred to as “banking reform,” is to be implemented in Europe and the U.S., and the introduction of a financial transaction tax and the integration of banking supervision are being discussed in Europe. Such tightening of the regulations will affect the competitive conditions amongst financial institutions as well as the markets for stocks, bonds and other derivative instruments. Nomura will therefore need to carefully ensure compliance with such regulations.

Since the end of last year, stock markets in Japan, the U.S. and Europe have shown upward trends. However, these trends are supported in large part by the financial policies of central banks, and there is continued uncertainty with regard to whether the global economy will experience a full-scale economic recovery. The concerns about a potential financial crisis have not been dispelled in Europe and signs of an economic downturn can be seen in emerging countries such as China and India. In this uncertain business environment, we will continue to put our efforts into lowering the break-even point by steadily continuing with the implementation of the 1 billion USD additional cost reduction plan that we have been implementing since last year. Further, we will thoroughly review the allocation of management resources.

The Global Markets business within our Wholesale Division was reorganized last December. Additionally, in April 2012, in order to speed up the decision making process, the Fixed Income and Equities businesses were split so each unit had their own management structure. We have integrated them again so that we can respond flexibly to recent changes in the market environment and to provide services and products that meet the needs of our clients in a timely manner.

To achieve our strategic goals, we will implement the following initiatives:

[Retail Division]

In the Retail Division, we will continue to expand our product and service offerings, which are provided at our branch offices, online or via call centers, to accommodate increasingly sophisticated and diverse client needs. We aim to enhance our investment consultation services and to continue being a trusted partner to our clients by providing high quality products and services that meet the individual needs of our clients.

[Asset Management Division]

In our investment trust business, we will provide individual clients with a diverse range of investment opportunities to meet investors’ various demands. In our investment advisory business, we will provide value-added investment services to our institutional clients on a global basis. Additionally, we intend to increase assets under management and expand our client base for these two core businesses. As a distinctive investment manager based in Asia with the ability to provide a broad range of products and services, we aim to gain the trust of investors worldwide by making continuous efforts to improve investment performance.

[Wholesale Division]

The Wholesale Division consists of Global Markets, which offers sales and trading of financial products and origination services, and Investment Banking, which offers a broad range of financial advisory and financing solutions services.

Global Markets is the market related business and covers products related to Fixed Income and Equities.

Global Markets has been focusing on delivering substantially value-added products and solutions to our clients by leveraging Nomura Group’s sophisticated trading expertise, intellectual capital in research and structuring, and our global distribution capabilities. We will enhance the integration of redundancies and the efficiency of businesses to maintain a robust management scheme between Fixed Income, which has developed its business globally with a client-centric strategy, and Equities, which has developed a globally competitive position across Asia, Europe and the Americas based on the robust client platform in Japan.

In Investment Banking, we will build a global structure to provide cross-border M&A and financing both in domestic and overseas markets while the globalization of the business activities of our clients continues.

Also in the Wholesale Division, cross-business and cross-regional cooperation are increasingly important to satisfy client needs. In particular, we will focus on the Asia region where further economic development is expected and the footprint of our clients is expected to deepen. In addition, we will focus on regions where we have a competitive edge, including any geographic advantage. We aim to enhance our presence as a global financial services group by enhancing regional integration between Japan and the rest of Asia and enhancing the coordination of business between Asia and the rest of the world.

In implementing the initiatives outlined above, while also helping to strengthen the global financial and capital markets, we aim to bring together the collective strengths of our domestic and international operations to realize our management objectives and to maximize shareholder value by enhancing profitability across our businesses.

[Other]

We recognize that it is necessary to further strengthen and streamline our global risk management and we are pursuing a proactive, rather than a reactive, risk management approach. We will continue to develop a system where senior management directly engage in a proactive risk management approach for precise decision making.

As our business becomes increasingly international and diverse, we recognize the growing importance of compliance. We will continue to focus on improving the management structure to comply with local laws and regulations in the countries that we operate. In addition, our executive management will continuously review our existing overall compliance system and rules with high ethical standards to meet the expectations of society and clients toward Nomura Group and will contribute to the further development of the financial and capital markets.

We will continue to strengthen the internal governance system. As an example, we have implemented the reinforcement measures strengthening the independence of our Internal Audit from the executive side, under the business environment which is rapidly changing and highly developed risk management situations. We will further enhance and reinforce our internal control system to gain the trust of clients, stockholders and investors, etc.

On August 3, 2012, Japan’s Financial Services Agency issued a business improvement order to our affiliate, Nomura Securities Co., Ltd., regarding the management of corporate related information for public stock offerings. Nomura Securities Co., Ltd. submitted the business improvement letter to Japan’s Financial Services Agency on August 8, 2012 and the letter was accepted.

Nomura Securities Co., Ltd. announced improvement measures regarding the method of communication for corporate related information and information control system on June 29, 2012. All measures were implemented by the end of December 2012. We will continue to conduct voluntary inspections and investigations and will reinforce the internal controls structure to regain the trust of the capital markets.

3.	Consolidated Financial Statements

The consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 27, 2012) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 27, 2012) for the year ended March 31, 2012.

(1)	Consolidated Balance Sheets (UNAUDITED)

	Millions of yen
	March 31, 2012	March 31, 2013	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	1,070,520	805,087	(265,433)
Time deposits	653,462	577,921	(75,541)
Deposits with stock exchanges and other segregated cash	229,695	269,744	40,049

Total cash and cash deposits	1,953,677	1,652,752	(300,925)

Loans and receivables:
Loans receivable	1,293,372	1,575,494	282,122
Receivables from customers	58,310	63,792	5,482
Receivables from other than customers	864,629	992,847	128,218
Allowance for doubtful accounts	(4,888)	(2,258)	2,630

Total loans and receivables	2,211,423	2,629,875	418,452

Collateralized agreements:
Securities purchased under agreements to resell	7,662,748	8,295,372	632,624
Securities borrowed	6,079,898	5,819,885	(260,013)

Total collateralized agreements	13,742,646	14,115,257	372,611

Trading assets and private equity investments:
Trading assets*	13,921,639	17,037,191	3,115,552
Private equity investments	201,955	87,158	(114,797)

Total trading assets and private equity investments	14,123,594	17,124,349	3,000,755

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥355,804 million as of March 31, 2012 and ¥355,831 million as of March 31, 2013)	1,045,950	428,241	(617,709)
Non-trading debt securities*	862,758	920,611	57,853
Investments in equity securities*	88,187	123,490	35,303
Investments in and advances to affiliated companies*	193,954	345,705	151,751
Other	1,475,123	602,159	(872,964)

Total other assets	3,665,972	2,420,206	(1,245,766)

Total assets	35,697,312	37,942,439	2,245,127

*	Including securities pledged as collateral

	Millions of yen
	March 31, 2012	March 31, 2013	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	1,185,613	738,445	(447,168)
Payables and deposits:
Payables to customers	764,857	476,705	(288,152)
Payables to other than customers	767,860	864,962	97,102
Deposits received at banks	904,653	1,072,134	167,481

Total payables and deposits	2,437,370	2,413,801	(23,569)

Collateralized financing:
Securities sold under agreements to repurchase	9,928,293	12,444,317	2,516,024
Securities loaned	1,700,029	2,158,559	458,530
Other secured borrowings	890,952	806,507	(84,445)

Total collateralized financing	12,519,274	15,409,383	2,890,109

Trading liabilities	7,495,177	8,491,296	996,119
Other liabilities	1,165,901	978,163	(187,738)
Long-term borrowings	8,504,840	7,592,368	(912,472)

Total liabilities	33,308,175	35,623,456	2,315,281

Equity
NHI shareholders’ equity:
Common stock
Authorized - 6,000,000,000 shares
Issued - 3,822,562,601 shares as of March 31, 2012 and 3,822,562,601 shares as of March 31, 2013
Outstanding - 3,663,483,895 shares as of March 31, 2012 and 3,710,960,252 shares as of March 31, 2013	594,493	594,493	—
Additional paid-in capital	698,771	691,264	(7,507)
Retained earnings	1,058,945	1,136,523	77,578
Accumulated other comprehensive income (loss)	(145,149)	(57,395)	87,754

Total NHI shareholders’ equity before treasury stock	2,207,060	2,364,885	157,825
Common stock held in treasury, at cost -
159,078,706 shares as of March 31, 2012 and
111,602,349 shares as of March 31, 2013	(99,819)	(70,514)	29,305

Total NHI shareholders’ equity	2,107,241	2,294,371	187,130

Noncontrolling interests	281,896	24,612	(257,284)

Total equity	2,389,137	2,318,983	(70,154)

Total liabilities and equity	35,697,312	37,942,439	2,245,127

(2)	Consolidated Statements of Income (UNAUDITED)

	Millions of yen		% Change
	For the year ended
	March 31, 2012 (A)	March 31, 2013 (B)	(B-A)/(A)
Revenue:
Commissions	347,135	359,069	3.4
Fees from investment banking	59,638	62,353	4.6
Asset management and portfolio service fees	144,251	141,029	(2.2)
Net gain on trading	272,557	367,979	35.0
Gain on private equity investments	25,098	8,053	(67.9)
Interest and dividends	435,890	394,007	(9.6)
Gain on investments in equity securities	4,005	38,686	865.9
Other	563,186	708,767	25.8

Total revenue	1,851,760	2,079,943	12.3
Interest expense	315,901	266,312	(15.7)

Net revenue	1,535,859	1,813,631	18.1

Non-interest expenses:
Compensation and benefits	534,648	547,591	2.4
Commissions and floor brokerage	93,500	91,388	(2.3)
Information processing and communications	177,148	179,904	1.6
Occupancy and related depreciation	100,891	91,545	(9.3)
Business development expenses	48,488	49,010	1.1
Other	496,227	616,463	24.2

Total non-interest expenses	1,450,902	1,575,901	8.6

Income before income taxes	84,957	237,730	179.8
Income tax expense	58,903	132,039	124.2

Net income	26,054	105,691	305.7

Less: Net income (loss) attributable to noncontrolling interests	14,471	(1,543)	—

Net income attributable to NHI shareholders	11,583	107,234	825.8

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	3.18	29.04	813.2

Diluted-
Net income attributable to NHI shareholders per share	3.14	28.37	803.5

(3)	Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen		% Change
	For the year ended
	March 31, 2012 (A)	March 31, 2013 (B)	(B-A)/(A)
Net income	26,054	105,691	305.7
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(13,801)	74,301	—
Defined benefit pension plans:
Pension liability adjustment	(4,203)	8,702	—
Deferred income taxes	1,548	(3,007)	—

Total	(2,655)	5,695	—

Non-trading securities:
Net unrealized gain on non-trading securities	1,339	17,283	—
Deferred income taxes	(498)	(4,650)	—

Total	841	12,633	—

Total other comprehensive income (loss)	(15,615)	92,629	—

Comprehensive income	10,439	198,320	—
Less: Comprehensive income attributable to noncontrolling interests	14,309	3,332	(76.7)

Comprehensive income (loss) attributable to NHI shareholders	(3,870)	194,988	—

(4)	Consolidated Statements of Changes in Equity (UNAUDITED)

	Millions of yen
	For the year ended
	March 31, 2012	March 31, 2013
Common stock
Balance at beginning of year	594,493	594,493

Balance at end of year	594,493	594,493

Additional paid-in capital
Balance at beginning of year	646,315	698,771
Issuance of common stock	30,356	—
Gain (loss) on sales of treasury stock	719	(1,798)
Issuance and exercise of common stock options	19,466	(5,700)
Purchase / sale of subsidiary shares, net	1,915	(9)

Balance at end of year	698,771	691,264

Retained earnings
Balance at beginning of year	1,069,334	1,058,945
Net income attributable to NHI shareholders	11,583	107,234
Cash dividends	(21,972)	(29,656)

Balance at end of year	1,058,945	1,136,523

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(97,426)	(110,652)
Net change during the year	(13,226)	71,777

Balance at end of year	(110,652)	(38,875)

Defined benefit pension plans
Balance at beginning of year	(32,270)	(35,132)
Pension liability adjustment	(2,862)	6,614

Balance at end of year	(35,132)	(28,518)

Non-trading securities
Balance at beginning of year	—	635
Net unrealized gain on non-trading securities	635	9,363

Balance at end of year	635	9,998

Balance at end of year	(145,149)	(57,395)

Common stock held in treasury
Balance at beginning of year	(97,692)	(99,819)
Repurchases of common stock	(8,944)	(7)
Sale of common stock	1	1
Common stock issued to employees	6,693	29,507
Other net change in treasury stock	123	(196)

Balance at end of year	(99,819)	(70,514)

Total NHI shareholders’ equity

Balance at end of year	2,107,241	2,294,371

Noncontrolling interests
Balance at beginning of year	8,882	281,896
Net change during the year	273,014	(257,284)

Balance at end of year	281,896	24,612

Total equity

Balance at end of year	2,389,137	2,318,983

(5)	Consolidated Statements of Cash Flows (UNAUDITED)

	Millions of yen
	For the year ended
	March 31, 2012	March 31, 2013
Cash flows from operating activities:
Net income	26,054	105,691
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	100,572	91,493
Gain on investments in equity securities	(4,005)	(38,686)
Changes in operating assets and liabilities:
Time deposits	(318,104)	137,526
Deposits with stock exchanges and other segregated cash	(39,225)	(9,461)
Trading assets and private equity investments	971,327	(1,448,489)
Trading liabilities	(1,058,445)	248,019
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	980,156	1,375,929
Securities borrowed, net of securities loaned	(508,844)	863,511
Other secured borrowings	(271,498)	(84,444)
Loans and receivables, net of allowance for doubtful accounts	28,933	(238,318)
Payables	218,915	(305,672)
Bonus accrual	(13,356)	31,415
Other, net	178,383	(179,013)

Net cash provided by operating activities	290,863	549,501

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(182,568)	(271,975)
Proceeds from sales of office buildings, land, equipment and facilities	120,435	147,653
Payments for purchases of investments in equity securities	(138)	(319)
Proceeds from sales of investments in equity securities	5,485	3,741
Decrease in loans receivable at banks, net	30,591	22,189
Increase in non-trading debt securities, net	(968)	(54,237)
Other, net	37,105	(7,538)

Net cash provided by (used in) investing activities	9,942	(160,486)

Cash flows from financing activities:
Increase in long-term borrowings	2,015,446	1,930,357
Decrease in long-term borrowings	(2,883,078)	(2,330,509)
Decrease in short-term borrowings, net	(56,383)	(416,174)
Increase in deposits received at banks, net	117,047	129,384
Proceeds from sales of common stock held in treasury	10	56
Payments for repurchases of common stock in treasury	(8,287)	(7)
Payments for cash dividends	(29,066)	(14,730)

Net cash used in financing activities	(844,311)	(701,623)

Effect of exchange rate changes on cash and cash equivalents	(6,314)	47,175

Net decrease in cash and cash equivalents	(549,820)	(265,433)
Cash and cash equivalents at beginning of the year	1,620,340	1,070,520

Cash and cash equivalents at end of the year	1,070,520	805,087

(6)	Note with respect to the Assumption as a Going Concern (UNAUDITED)

Not applicable.

(7)	Significant Items for Presenting the Consolidated Financial Statements (UNAUDITED)

The Scope of Consolidation (Changes in Significant Subsidiaries During the Period)

In March 2013, Nomura sold 32,040 thousand shares, a portion of its holdings in its consolidated subsidiary, Nomura Real Estate Holdings, Inc. As a result, Nomura no longer maintains the controlling financial interests and Nomura Real Estate Holdings, Inc. has changed from a consolidated subsidiary to an affiliate accounted for by the equity method. Also, due to this sale of shares, total gains for the three months ended March 31, 2013 were 50.1 billion yen which included 38.5 billion yen of unrealized gains from Nomura’s remaining shares.

(8)	Notes to the Consolidated Financial Statements (UNAUDITED)

Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the year ended
	March 31, 2012 (A)	March 31, 2013 (B)	(B-A)/(A)
Net revenue

Business segment information:
Retail	350,258	397,925	13.6
Asset Management	65,800	68,937	4.8
Wholesale	555,049	644,856	16.2

Subtotal	971,107	1,111,718	14.5
Other	560,945	664,228	18.4

Net revenue	1,532,052	1,775,946	15.9

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	3,807	37,685	889.9

Net revenue	1,535,859	1,813,631	18.1

Non-interest expenses

Business segment information:
Retail	287,128	297,297	3.5
Asset Management	45,281	47,768	5.5
Wholesale	592,701	573,199	(3.3)

Subtotal	925,110	918,264	(0.7)
Other	525,792	657,637	25.1

Non-interest expenses	1,450,902	1,575,901	8.6

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	1,450,902	1,575,901	8.6

Income (loss) before income taxes

Business segment information:
Retail	63,130	100,628	59.4
Asset Management	20,519	21,169	3.2
Wholesale	(37,652)	71,657	—

Subtotal	45,997	193,454	320.6
Other*	35,153	6,591	(81.3)

Income (loss) before income taxes	81,150	200,045	146.5

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	3,807	37,685	889.9

Income (loss) before income taxes	84,957	237,730	179.8

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2012 (A)	March 31, 2013 (B)
Net gain (loss) related to economic hedging transactions	8,372	989	(88.2)
Realized gain (loss) on investments in equity securities held for operating purposes	198	1,001	405.6
Equity in earnings of affiliates	10,613	14,401	35.7
Corporate items	(32,129)	17,652	—
Other	48,099	(27,452)	—

Total	35,153	6,591	(81.3)

Note:	Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Per share data

Shareholders’ equity per share is calculated based on the following number of shares.

Number of shares outstanding as of March 31, 2013	3,710,960,252

Net income attributable to NHI shareholders per share calculated based on the following number of shares.

Average number of shares outstanding for the year ended March 31, 2013	3,692,795,953

Significant Subsequent Events

Not applicable.

(9)	Other Financial Information

Consolidated Statements of Income – Quarterly Comparatives (UNAUDITED)

	Millions of yen								% Change
	For the three months ended
	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012 (A)	March 31, 2013 (B)	(B-A)/(A)
Revenue:
Commissions	96,780	85,926	73,983	90,446	77,367	72,279	83,681	125,742	50.3
Fees from investment banking	13,770	13,819	17,246	14,803	10,383	17,131	13,027	21,812	67.4
Asset management and portfolio service fees	39,055	36,712	33,398	35,086	33,813	33,411	35,017	38,788	10.8
Net gain on trading	67,500	25,984	80,147	98,926	84,399	88,929	88,188	106,463	20.7
Gain (loss) on private equity investments	(5,950)	(2,315)	34,551	(1,188)	(5,387)	299	11,631	1,510	(87.0)
Interest and dividends	133,087	107,288	103,067	92,448	103,469	92,834	99,745	97,959	(1.8)
Gain (loss) on investments in equity securities	(597)	(2,544)	(2,778)	9,924	(7,061)	12,970	8,858	23,919	170.0
Other	83,365	112,977	141,887	224,957	142,610	143,373	118,834	303,950	155.8

Total revenue	427,010	377,847	481,501	565,402	439,593	461,226	458,981	720,143	56.9
Interest expense	96,645	76,258	76,564	66,434	70,339	59,547	69,895	66,531	(4.8)

Net revenue	330,365	301,589	404,937	498,968	369,254	401,679	389,086	653,612	68.0

Non-interest expenses:
Compensation and benefits	136,307	142,569	127,783	127,989	124,573	133,696	134,698	154,624	14.8
Commissions and floor brokerage	24,058	22,939	22,521	23,982	21,978	21,904	22,918	24,588	7.3
Information processing and communications	43,547	43,544	46,397	43,660	42,524	45,145	42,672	49,563	16.1
Occupancy and related depreciation	20,692	26,371	26,184	27,644	24,110	22,140	22,179	23,116	4.2
Business development expenses	9,335	12,333	12,723	14,097	11,329	11,173	12,051	14,457	20.0
Other	62,068	98,465	134,856	200,838	125,074	132,204	141,603	217,582	53.7

Total non-interest expenses	296,007	346,221	370,464	438,210	349,588	366,262	376,121	483,930	28.7

Income (loss) before income taxes	34,358	(44,632)	34,473	60,758	19,666	35,417	12,965	169,682	—
Income tax expense (benefit)	16,320	(373)	9,923	33,033	13,590	30,056	12,874	75,519	486.6

Net income (loss)	18,038	(44,259)	24,550	27,725	6,076	5,361	91	94,163	—

Less: Net income (loss) attributable to noncontrolling interests	267	1,833	6,728	5,643	4,185	2,552	(20,021)	11,741	—

Net income (loss) attributable to NHI shareholders	17,771	(46,092)	17,822	22,082	1,891	2,809	20,112	82,422	309.8

	Yen								% Change
Per share of common stock:
Basic-
Net income (loss) attributable to NHI shareholders per share	4.93	(12.64)	4.87	6.03	0.51	0.76	5.44	22.23	308.6

Diluted-
Net income (loss) attributable to NHI shareholders per share	4.90	(12.65)	4.84	5.92	0.50	0.74	5.33	21.55	304.3

Business Segment Information – Quarterly Comparatives (UNAUDITED)

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen								% Change
	For the three months ended
	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012 (A)	March 31, 2013 (B)	(B-A)/(A)

Net revenue

Business segment information:
Retail	94,189	83,980	79,713	92,376	82,711	80,786	95,679	138,749	45.0
Asset Management	18,843	15,951	15,301	15,705	16,418	15,439	18,786	18,294	(2.6)
Wholesale	139,962	81,570	175,118	158,399	121,883	137,094	188,968	196,911	4.2

Subtotal	252,994	181,501	270,132	266,480	221,012	233,319	303,433	353,954	16.6
Other	78,649	122,449	137,267	222,580	154,567	156,003	76,753	276,905	260.8

Net revenue	331,643	303,950	407,399	489,060	375,579	389,322	380,186	630,859	65.9

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(1,278)	(2,361)	(2,462)	9,908	(6,325)	12,357	8,900	22,753	155.7

Net revenue	330,365	301,589	404,937	498,968	369,254	401,679	389,086	653,612	68.0

Non-interest expenses

Business segment information:
Retail	72,176	73,250	69,614	72,088	70,523	69,824	75,419	81,531	8.1
Asset Management	11,397	11,238	11,058	11,588	11,048	10,879	11,468	14,373	25.3
Wholesale	155,880	152,223	138,055	146,543	130,434	136,901	144,611	161,253	11.5

Subtotal	239,453	236,711	218,727	230,219	212,005	217,604	231,498	257,157	11.1
Other	56,554	109,510	151,737	207,991	137,583	148,658	144,623	226,773	56.8

Non-interest expenses	296,007	346,221	370,464	438,210	349,588	366,262	376,121	483,930	28.7

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—	—

Non-interest expenses	296,007	346,221	370,464	438,210	349,588	366,262	376,121	483,930	28.7

Income (loss) before income taxes

Business segment information:
Retail	22,013	10,730	10,099	20,288	12,188	10,962	20,260	57,218	182.4
Asset Management	7,446	4,713	4,243	4,117	5,370	4,560	7,318	3,921	(46.4)
Wholesale	(15,918)	(70,653)	37,063	11,856	(8,551)	193	44,357	35,658	(19.6)

Subtotal	13,541	(55,210)	51,405	36,261	9,007	15,715	71,935	96,797	34.6
Other*	22,095	12,939	(14,470)	14,589	16,984	7,345	(67,870)	50,132	—

Income (loss) before income taxes	35,636	(42,271)	36,935	50,850	25,991	23,060	4,065	146,929	—

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(1,278)	(2,361)	(2,462)	9,908	(6,325)	12,357	8,900	22,753	155.7

Income (loss) before income taxes	34,358	(44,632)	34,473	60,758	19,666	35,417	12,965	169,682	—

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen								% Change
	For the three months ended
	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012 (A)	March 31, 2013 (B)	(B-A)/(A)
Net gain (loss) related to economic hedging transactions	(1,505)	4,221	7,737	(2,081)	(1,231)	964	415	841	102.7
Realized gain (loss) on investments in equity securities held for operating purposes	681	(183)	(316)	16	(736)	613	(42)	1,166	—
Equity in earnings of affiliates	3,475	1,970	1,301	3,867	1,273	3,346	4,549	5,233	15.0
Corporate items	12,618	(8,616)	(29,037)	(7,094)	6,624	(7,044)	(14,800)	32,872	—
Other	6,826	15,547	5,845	19,881	11,054	9,466	(57,992)	10,020	—

Total	22,095	12,939	(14,470)	14,589	16,984	7,345	(67,870)	50,132	—

Note:	Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

4.	Unconsolidated Financial Statements [Japanese GAAP]

(1)	Unconsolidated Balance Sheets (UNAUDITED)

	Millions of yen
	March 31, 2012	March 31, 2013
Assets
Current Assets	2,782,409	3,221,039
Fixed Assets	2,655,775	2,554,812

Total Assets	5,438,184	5,775,850

Liabilities
Current Liabilities	1,069,394	663,807
Long-term Liabilities	2,527,391	3,236,320

Total Liabilities	3,596,785	3,900,128

Net Assets
Shareholders’ equity	1,719,153	1,774,048
Valuation and translation adjustments	71,654	56,585
Stock acquisition rights	50,592	45,090

Total Net Assets	1,841,400	1,875,723

Total Liabilities and Net Assets	5,438,184	5,775,850

(2)	Unconsolidated Statements of Income (UNAUDITED)

	Millions of yen
	For the year ended
	March 31, 2012	March 31, 2013
Operating revenue	270,521	278,523
Operating expenses	216,159	202,308

Operating income	54,362	76,215

Non-operating income	3,678	2,072
Non-operating expenses	5,514	10,710

Ordinary income	52,526	67,577

Special profits	18,248	12,358
Special losses	25,879	25,460

Income before income taxes	44,895	54,475

Income taxes - current	3,312	(478)
Income taxes - deferred	8,705	12,743

Net income	32,879	42,210

(3)	Note with respect to the Assumption as a Going Concern (UNAUDITED)

Not applicable.

5.	Other Information

Financial information for Nomura Securities Co., Ltd. can be found on the following URL.

http://www.nomuraholdings.com/company/group/nsc/pdf/2013_4q.pdf